Exhibit 4.5

C.E. Unterberg, Towbin
350 Madison Avenue
New York, NY 10017
Dated as of August 9, 2007

Mr. Paul Intlekofer
President and Chief Executive Officer
Nutrition 21, Inc.
4 Manhattanville Road, Suite 202
Purchase, NY 10577

Dear Paul:

This letter (“Letter Agreement”) represents our understanding of the basis upon which C.E. Unterberg, Towbin, LLC, a Delaware limited liability company (“CEUT”), is engaged to provide financial advisory and investment banking services to Nutrition 21, Inc. (the “Company”). This letter solely relates to such financial advisory and investment banking services and not to any potential investment in the Company by CEUT.

1.
The Company hereby retains CEUT to act as its lead financial advisor with respect to a best efforts offering to place with investors preferred stock and warrants in a private placement (the “Securities”). The Company will not offer any of the Securities for sale to, or solicit any offers to buy from, any person or persons, whether directly or indirectly, otherwise than through CEUT, provided, however, that under no circumstances shall CEUT be liable for failure to obtain or produce the proposed financing.

2.	As part of our engagement, CEUT will provide the Company with the following services:

a.	Identify and contact potential investors;

b.	As necessary, with management of the Company, meet with potential investors approved by the Company and provide them with such information furnished by the Company as may be appropriate;

c.	Assist the Company in negotiating with identified potential investors; and

d.
Assist the Company and the Company’s legal counsel in preparing documents related to the transaction and having such documents executed in order to close the transaction and any other agreements as may be necessary.

Mr. Paul Intlekofer

August 9, 2007

3.
As compensation for the services rendered by CEUT hereunder, subject to the provisions of Appendix A, the Company agrees to pay CEUT at closing for the sale of Securities (i) a cash fee equal to the sum of (a) 5.5% of the gross proceeds raised from investors up to and including $13 million and (b) 4.0% of the gross proceeds raised from investors above $13 million and (ii) common stock warrants (the “Warrants”) equal in number to 0.5% of the number of shares of common stock that the Securities sold at the closing convert into and with an exercise price equal to $1.2158. The Warrants shall have a term of five years, will have an exercise price equal to the selling price of the Securities to investors hereunder, will not be exercisable for the first six months of the term, shall have a net exercise feature and shall otherwise contain terms and conditions customary for instruments of this nature. The Company also agrees to reimburse CEUT for its counsel and out-of-pocket expenses for any transaction related to this Agreement, including, without limitation, any transactions pursuant to paragraphs 1 hereof. CEUT’s out-of-pocket expenses, excluding those related to legal counsel, will be limited to an aggregate of $15,000 without approval from the Company, which shall not be unreasonably withheld.

4.
CEUT and the Company have entered into a separate letter agreement, dated the date hereof, providing for the indemnification of CEUT by the Company in connection with CEUT’s engagement hereunder, the terms of which are incorporated into this agreement in their entirety.

5.
The Company recognizes and confirms that CEUT in acting pursuant to this engagement will be using publicly available information and information in reports and other materials provided by others, including, without limitation, information provided by or on behalf of the Company and that CEUT does not assume responsibility for and may rely, without independent verification, on the accuracy and completeness of any such information. The Company agrees to furnish or cause to be furnished to CEUT all necessary or appropriate information for use in its engagement and hereby warrants that any information relating to the Company that is furnished to CEUT by or on behalf of the Company, will be true and correct in all material respects and not misleading.

6.
The term of this engagement shall extend until the earlier of (i) closing of the placement transaction and (ii) six (6) months from the date of this agreement, and shall automatically renew thereafter on a month-to-month basis until terminated in writing by either party. Any such termination shall not (except as provided herein) affect the compensation or indemnification provisions set forth herein, all of which shall remain in full force and effect. In addition, the Company shall be responsible for any fees as outlined above for any offering undertaken by the Company in lieu of the contemplated transaction described herein with any investors contacted by CEUT that is concluded within nine (9) months of the date of termination of this agreement, with the exception of an offering associated with the spin-off of the Company’s pharmaceutical development business.

7.
Notwithstanding its engagement as placement agent hereunder, CEUT may not, without its prior written consent, be quoted or referred to in any document, release or communication prepared, issued or transmitted by the Company (including any entity controlled by, or under common control with, the Company and any director, officer, employee or agent thereof).

8.
Following completion of this engagement, CEUT shall have the right to place advertisements in financial and other newspapers and journals at its own expense describing its services to the Company hereunder; subject to prior written approval of the Company, which will not be unreasonably withheld.

Mr. Paul Intlekofer

August 9, 2007

9.
This Agreement is governed by the laws of the State of New York, without regard to such state’s rules concerning conflicts of law, and will be binding upon and inure to the benefit of the Company and CEUT and their respective successors and assigns. The Company and CEUT agree to waive trial by jury in any action, proceeding or counterclaim brought by or on behalf of either party with respect to any matter whatsoever relating to or arising out of any actual or proposed transaction or the engagement of or performance by CEUT hereunder. The Company also hereby submits to the jurisdiction of the state and federal courts located in New York County, New York in any proceeding arising out of or relating to this Agreement, agrees not to commence any suit, action or proceeding relating thereto except in such courts, and waives, to the fullest extent permitted by law, the right to move to dismiss or transfer any action brought in such court on the basis of any objection to personal jurisdiction, venue or inconvenient forum. This agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

CEUT will act under this Agreement as an independent contractor with duties solely to the Company.

The Company acknowledges that CEUT and its affiliates may have and may in the future have investment banking and other relationships with parties other than the Company, which parties may have interests with respect to this placement. Although CEUT in the course of such other relationships may acquire information about the placement, potential purchasers of the Securities or such other parties, CEUT shall have no obligation to disclose such information to the Company or to use such information on behalf of the Company. Furthermore, the Company acknowledges that CEUT may have fiduciary or other relationships whereby CEUT may exercise voting power over securities of various persons, which securities may from time to time include securities of the Company or of potential purchasers of the Securities or others with interests in respect of the placement. The Company acknowledges that CEUT may exercise such powers and otherwise perform its functions in connection with such fiduciary or other relationships without regard to its relationship to the Company hereunder.

Please note that CEUT is a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking, financing and financial advisory services. In the ordinary course of our trading, brokerage and financing activities, CEUT or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities or senior loans of the Company.

Mr. Paul Intlekofer

August 9, 2007

If the foregoing correctly sets forth the understanding and agreement between CEUT and the Company, please so indicate in the space provided for that purpose below, together with the enclosed duplicate original, and return one (1) of these originals to us, whereupon this letter shall constitute a binding agreement as of the date hereof.

Sincerely,

C.E. Unterberg, Towbin, LLC

By:
Michael E. Marrus
Managing Director

Approved and agreed to as of August 9, 2007:

Nutrition 21, Inc.

By:
Paul Intlekofer
President & Chief Executive Officer

Appendix A

The fee payable pursuant to Paragraph 3 of the Letter Agreement between CEUT and the Company shall be allocated as follows:

A.	70.0% of the cash compensation and 50.0% of the warrant compensation per paragraph 3 of the Letter Agreement to CEUT; and,
B.	30.0% of the cash compensation and 50.0% of the warrant compensation per paragraph 3 of the Letter Agreement to Life Science Group, Inc.

CEUT represents that the fee allocation outlined above was agreed upon by CEUT and Life Science Group, Inc. The Company and CEUT understand and acknowledge that the Life Science Group Inc. will be performing certain financial advisory services for the Company. In addition, the Company agrees that the provisions of the Indemnification Agreement between CEUT and the Company, the provisions relating the “tail” in paragraph 6 and the reimbursement of out-of-pockets expenses shall extend to Life Science Group, Inc.

August 9, 2007
C.E. Unterberg, Towbin, LLC
350 Madison Avenue
New York, New York 10017

Ladies and Gentlemen:

In connection with the engagement of C.E. Unterberg, Towbin, LLC, a Delaware limited liability company (“CEUT”), to advise and assist Nutrition 21, Inc. (the “Company”) with the subject matter in the letter agreement dated the date hereof between CEUT and the Company, the Company agrees that it will indemnify and hold harmless CEUT and its affiliates and their respective directors, officers, agents and employees and each other person controlling CEUT or any of CEUT’s affiliates (collectively, the “Indemnified Parties”), to the full extent lawful, from and against any losses, expenses, claims or proceedings (collectively, “losses”) (i)which may arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement for the registration of the securities being offered pursuant to the letter agreement as originally filed or in any amendment thereof, or in any preliminary prospectus, the final prospectus or any issuer free writing prospectus or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) related to or arising out of (A) oral or written information provided by the Company, its employees or other agents, which information either the Company or CEUT provide to any actual or potential buyers, sellers, investors or offerees, or (B) any other action or failure to act by the Company, its directors, officers, agents or employees or by CEUT or any Indemnified Party at the Company’s request or with the Company’s consent, or (iii) otherwise related to or arising out of the engagement or any transaction or conduct in connection therewith and resulting primarily from the Company’s negligence, bad faith or willful misconduct, except that these clauses (i) and (ii) shall not apply with respect to (x) any losses that are finally judicially determined to have resulted primarily from the gross negligence or willful misconduct of such Indemnified Party, or (y) any amount paid in settlement of claims without the Company’s consent, which consent will not be unreasonably withheld.

In the event that the foregoing indemnity is unavailable to any Indemnified Party for any reason (other than as a consequence of a final judicial determination of willful misconduct, bad faith or gross negligence of such Indemnified Party), then the Company agrees to contribute to any losses related to or arising out of the engagement or any transaction or conduct in connection therewith as follows. With respect to such losses referred to in clause (i) of the preceding paragraph, each of the Company and CEUT shall contribute in such proportion as is appropriate to reflect the relative benefits received (or anticipated to be received) by CEUT, on the one hand, and by the Company and its security holders, on the other hand, from the actual or proposed transaction arising in connection with the engagement. With respect to any other losses, and for losses referred to in clause (i) of the preceding paragraph if the allocation provided by the immediately preceding sentence is unavailable for any reason, each of the Company and CEUT shall contribute in such proportion as is appropriate to reflect not only the relative benefits as set forth above, but also the relative fault of each of the Company and CEUT in connection with the statements, omissions or other relevant equitable considerations. Benefits received (or anticipated to be received) by the Company and its security holders shall be deemed to be equal to the aggregate cash consideration and value of securities or any other property payable, issuable, exchangeable or transferable in such transaction or proposed transaction, and benefits received by CEUT shall be deemed to be equal to the compensation paid by the Company to CEUT (whether in cash or otherwise) in connection with the engagement (exclusive of amounts paid for reimbursement of expenses or paid under this agreement). Relative fault shall be determined by reference to, among other things, whether any alleged untrue statement or omission or any other alleged conduct relates to information provided by the Company or other conduct by the Company (or its employees or other agents), on the one hand, or by CEUT, on the other hand. CEUT and the Company agree that it would not be just and equitable if contribution were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to above. Notwithstanding anything to the contrary above, in no event shall CEUT be responsible for any amounts in excess of the amount of the compensation actually paid by the Company to CEUT (in cash or otherwise) in connection with the engagement (exclusive of amounts paid for reimbursement of expenses or paid under this agreement).

Promptly after CEUT receives notice of the commencement of any action or other proceeding in respect of which indemnification or reimbursement may be sought hereunder, CEUT will notify the Company thereof; but the omission so to notify the Company shall not relieve the Company from any obligation hereunder unless, and only to the extent that, such omission results in its forfeiture of substantive rights or defenses. If any such action or other proceeding shall be brought against any Indemnified Party, the Company shall, upon written notice given reasonably promptly following CEUT’s notice to the Company of such action or proceeding, be entitled to assume the defense thereof at its expense with counsel chosen by the Company and reasonably satisfactory to the Indemnified Parties; provided, however, that any Indemnified Party may at its own expense retain separate counsel to participate in such defense. Notwithstanding the foregoing, such Indemnified Party shall have the right to employ separate counsel at the Company’s expense and to control its own defense of such action or proceeding if, in the reasonable opinion of counsel to such Indemnified Party, (i) there are legal defenses available to such Indemnified Party or to other indemnified parties that are different from or additional to those available to the Company, or (ii) a conflict or likely conflict exists between the Company and such Indemnified Party that would make such separate representation advisable; provided, however, that in no event shall the Company be required to pay fees and expenses under this indemnity for more than one counsel in any one legal action or group of related legal actions. The Company agrees that it will not, without the prior written consent of CEUT, which consent shall not be unreasonably withheld or delayed, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters that are the subject of CEUT’s engagement (whether or not any Indemnified Party is a party thereto) unless such settlement, compromise or consent includes an unconditional release of CEUT and each other Indemnified Party from all liability arising or that may arise out of such claim, action or proceeding.

The Company further agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company or any of its affiliates, creditors or security holders for or in connection with the engagement or any actual or proposed transactions or other conduct in connection therewith except for losses incurred by the Company that are finally judicially determined to have resulted primarily from the gross negligence or willful misconduct of such Indemnified Party or have resulted from a breach of the engagement between the Company and CEUT.

The foregoing agreement is in addition to any rights CEUT may have at common law or otherwise and shall be binding on and inure to the benefit of any successors, assigns, and personal representatives of the Company and each Indemnified Party. This agreement is governed by the laws of the State of New York, without regard to such state’s rules concerning conflicts of laws. Each of the parties hereto also hereby submits to the jurisdiction of the state and federal courts located in New York County, New York in any proceeding arising out of or relating to this agreement, agrees not to commence any suit, action or proceeding relating hereto except in such courts, and waives, to the fullest extent permitted by law, the right to move to dismiss or transfer any action brought in such court on the basis of any objection to personal jurisdiction, venue or inconvenient forum. Solely for purposes of enforcing this agreement, each party hereby consents to personal jurisdiction, service of process and venue in any court in which any claim or proceeding that is subject to this agreement is brought against the other party. Any right to trial by jury with respect to any claim or proceeding related to or arising out of the engagement, or any transaction or conduct in connection therewith or this agreement is waived. This agreement shall remain in full force and effect notwithstanding the completion or termination of the engagement.

Very truly yours,

Nutrition 21, Inc.

By:
Paul Intlekofer
President & Chief Executive Officer

Agreed:

C.E. Unterberg, Towbin, LLC

By:
Michael E. Marrus
Managing Director